Exhibit 4.14

SIMS|GROUP

Level 6 Sims Group House
8th January, 2007	41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com
Mr Tom Bird
Sims Group Limited ABN 69 114 838 630

Dear Tom,
EMPLOYMENT WITH SIMS GROUP
I am pleased to offer you, on behalf of Sims Group Limited (‘Company’) a revised contract with Sims Group Limited. A reference to the Company may also be to a Related Body Corporate (as defined in the Corporations Act, Cth) of the Company (‘Related Entity’) from time to time. Your contract of employment will be with Sims Group UK Limited. This offer letter (“Agreement”) contains the terms and conditions of your new contract effective the date of this Agreement. This Agreement shall be read in conjunction with the Contract of Employment Statement dated 22 July 2003 (“Contract”). The conditions of this Agreement shall, to the extent of any inconsistency, override the terms of the Contract.
Commencement Date and Leave Provisions
Our records show that you joined the Company on 1 May 1995. This date will be used for the calculation of all service and leave provisions.
Position
Your position is that of Managing Director — Metals Recycling UK and you will report to me.
Term
This Agreement is for an initial fixed term of two years commencing 1 October 2006 (“Term”). At the completion of the Term your employment will automatically continue on the terms and conditions of this Agreement unless and until a termination event occurs. Termination is set out in a separate clause in this Agreement.
Location
You will be located at the Sims Group UK Limited Stratford-upon-Avon office.
International travel will be required from time to time to fulfil your responsibilities.
Remuneration
Your total fixed remuneration (“Package”) will be Stg 213,531 per annum. The components within this total Package are flexible. Your next salary review will be effective 1 July 2007.

Please also note that the use of the Company’s email and internet facilities implies acceptance of the Company’s Email and Internet Usage Policy.
Confidential Information
You will not either during the continuance of your employment, or at any time thereafter except in the proper course of your duties hereunder, or as required by law or by the Company, use or disclose to any person or persons or company any confidential information of, or relating to, the Company or any of its Related Entities or joint venture entities, or any person or persons or company with whom you or the Company have come into contact as a result of your employment, or any trade or business secrets which have come into your possession pursuant to your employment, and further you will use your best endeavours to prevent the use of disclosure of any such information by third parties.
Disclosure of Interest
You will not, during the continuance of your employment, either directly or indirectly in any capacity carry on, advise, provide services or be engaged, concerned or interested in, or associated with, any business or activity which is competitive with any business carried on by the Company or any of its Related Entities or joint venture entities at any time during the continuance of your employment, or be engaged or interested in any public or private work on duties which in the reasonable opinion of the Company may hinder or otherwise interfere with the performance of your duties under this Agreement. This paragraph shall not prohibit the holding (whether directly or through nominees) of shares listed on a recognised stock exchange.
If you are in agreement with the contents of this letter and accept the terms offered, please acknowledge your agreement by signing the enclosed duplicate of this letter and returning it to me.
Yours sincerely,
JEREMY SUTCLIFFE
Group Chief Executive
I accept the terms and conditions as stated in this Agreement

Tom Bird	Signature

9/2/07 Date